Bond Laboratories, Inc.
11011 Q Street, Building A, Suite 106
Omaha, NE 68137

March 25, 2010

United States Securities and Exchange Commission

Re:	Bond Laboratories, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 27, 2009 File Number: 000-52369

Ladies and Gentlemen:

Below please find an amended response to select question(s) raised in your comment letter dated February 5, 2010. The information herein replaces the response(s) included in our letter to the United States Securities and Exchange Commission dated March 5, 2010. Matters not specifically addressed in this response remain unchanged from our March 5th correspondence. If the below amended response is acceptable we will proceed with filing our 10K/A which shall include a corresponding change to language also included in the response to question 3c(iii) in our letter dated March 5, 2010.

Recent Sales of Unregistered Securities. page 13

1.
We note your response to our prior comment five. Please disclose the basis for your decision to value the issuances of 1,238,600 shares of common stock and 640,000 shares of common stock at $0.67 per share and $0.55 per share, respectively.

Response:  We noted your comment above and will include the following:

“The Company issued 1,311,600 shares of its Common Stock in connection with the conversion of unsecured debt with a principal amount of $874,000 at a value of $.67 per share.  The Company further issued 642,000 shares of its Common Stock in connection with the conversion of secured debt with a principal amount of $321,000, comprised of $230,000 of deferred compensation and $91,000 of a related party note. The second conversion was done at a value of $.50 per share.  The Company issued a total of 1,953,600 shares of its Common Stock at a weighted average value of $.61 per share in connection with these debt conversions.  The debt was issued to founders and early-stage investors as a means to fund early stage operations and product development for the Company prior the filing of its SB-2.  The debt was issued prior to and converted at a valuation that was less than the per share cash sale of stock issued to investors in a private placement in fiscal 2007 per the approval of the Company’s Board of Directors.”

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Bond Laboratories, Inc.

/s/ Michael Abrams
Michael Abrams
Interim Chief Financial Officer